Exhibit 99.2

ARRIS RESOURCES INC.
(Formerly Bassett Ventures Inc.)

Financial Statements
Expressed in Canadian Dollars

December 31, 2008, 2007 and 2006

D E V I S S E R G R A Y L L P
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Arris Resources Inc. (“The Company”),

We have audited the balance sheets of Arris Resources Inc. as at December 31, 2008 and the statements of operations and comprehensive loss and deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards (“GAAS”) in Canada and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and the results of its operations and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2007 and for the two year period then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report to the shareholders dated April 21, 2008.

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
April 28, 2009

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such those referred to in note 1 to these financial statements. Although we conducted our audits in accordance with both Canadian GAAS and the standards of the PCAOB, our report to the shareholders dated April 28, 2009 is expressed accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
April 28, 2009

ARRIS RESOURCES INC.
Balance Sheets
As at December 31,
(Stated in Canadian dollars)

	2008	2007

Assets

Current
Cash and cash equivalents	$99,366	$764,583
Amounts receivable	1,353	2,104
Prepaid expenses	18,655	-
Short term investment (note 4)	320,000	-

	439,374	766,687

Equipment (note 5)	7,257	5,653
Mineral property (note 6)	295,612	-
Oil and gas property (note 7)	150,000	150,000

	$892,243	$922,340

Liabilities

Current
Accounts payable and accrued liabilities	$2,094	$148,558
Due to related party (note 8)	74,941	-

	77,035	148,558

Shareholders’ Equity

Share capital (note 10)	2,563,490	2,216,302
Contributed surplus (note 10)	670,374	670,374
Deficit	(2,418,656)	(2,112,894)

	815,208	773,782

	$892,243	$922,340

Nature of continuance of operations (Note 1)
Subsequent events (Note 15)

Approved by:

“Lucky Janda”	, Director	"Harpreet Janda"	, Director
Lucky Janda		Harpreet Janda

See notes to Financial Statements

ARRIS RESOURCES INC.
Statements of Operations and Comprehensive Loss and Deficit
For the years ended December 31,
(Stated in Canadian dollars)

	2008	2007	2006

Expenses
Administrative	$-	$3,785	$-
Advertising and promotion	-	520	1,000
Amortization	2,566	1,821	1,890
Bank charges and interest	25,097	1,096	773
Foreign exchange loss/(gain)	(74,821)	17,609	-
Management , consulting and administrative	83,931	-	55,000
Office	587	947	1,245
Professional fees	2,695	24,274	31,619
Rent	45,000	-	7,536
Research and property cost	36,410	-	-
Travel	6,033	387	-
Trust and filing fees	14,637	19,502	11,455
Wages and benefits	-	29	8,068

Net loss and comprehensive loss before other items	(142,135)	(69,970)	(118,586)

Interest income	25,979	19,633	8,823
Settlement of debt	-	27,004	-
Write down of investment	(188,333)
Write-off of receivable	(1,273)	-	-
Net loss and comprehensive loss for year	(305,762)	(23,333)	(109,763)

Deficit, beginning of year	(2,112,894)	(2,089,561)	(1,979,798)

Deficit, end of year	$(2,418,656)	$(2,112,894)	$(2,089,561)

Income (loss) per share, basic and fully diluted	$(0.04)	$(0.01)	$(0.06)

Weighted Average Number of
Common Shares Outstanding	8,702,960	4,188,847	1,843,368

See notes to Financial Statements

ARRIS RESOURCES INC.
Statements of Cash Flows
For the years ended December 31,
(Stated in Canadian dollars)

	2008	2007	2006
	$	$	$

Cash provided by (used for):

Operating Activities

Net loss for the year	(305,762)	(23,333)	(109,763)
Adjustments for items not involving cash:
Accrued interest income	(8,333)	-	-
Amortization	2,566	1,820	1,890
Settlement of debt	-	(27,004)	-
Write down of investment	188,333	-	-
Write-off of receivable	1,273	-	-
	(121,923)	(48,517)	(107,873)

Net changes in non-cash working capital:
Amounts receivable	(522)	802	6,032
Prepaid expenses	(18,655)	-	-
Due to related party	74,941	-	-
Accounts payable	(146,464)	18,125	6,801
	(212,623)	(29,590)	(95,040)

Investing Activities
Purchase of equipment	(4,170)	-	(2,841)
Mineral property	(295,612)	-	-
Oil and gas property	-	(150,000)	-
Short term investment	(500,000)	-	-
	(799,782)	(150,000)	(2,841)

Financing Activities
Demand loan	-	-	(16,500)
Common shares issued for cash	347,188	386,015	655,376
	347,188	386,015	638,876

Increase (decrease) in cash and cash equivalents	(665,217)	206,425	540,995
Cash and cash equivalents – beginning of year	764,583	558,158	17,163
Cash and cash equivalents – end of year	99,366	764,583	558,158

Supplementary information:

Cash received from Interest	17,647	19,633	8,823

Included in cash and cash equivalents at December 31, 2008 is $66,664 in guaranteed investment certificates and $32,702 held in bank accounts

See notes to Financial Statements

ARRIS RESOURCES INC.
Notes to the Financial Statements
December 31, 2008, 2007 and 2006

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in the Province of British Columbia, Canada and currently holds an interest in an oil and gas project in Alberta, Canada and an interest in 22 mineral claims located in the Atlin Mining District in Atlin, BC. These consolidated financial statements include the accounts of Arris Resources Inc. and its wholly-owned inactive subsidiaries, Arris Oil & Gas Inc. and Arris Minerals Inc.

On June 13, 2007, the Company changed its name from Bassett Ventures Inc. to Arris Resources Inc.

The financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will continue to realize its assets and liabilities in the normal course of business. Realization values may be substantially different from carrying values as shown in these financial statements should the Company be unable to continue as a going concern.

As at December 31, 2008, the Company has a working capital of $362,339 (2007 – $618,129) and has an accumulated operating deficit of $2,418,656 (2007 - $2,112,894). The Company’s ability to meet its obligations and maintain operations is contingent upon the Company’s ability to receive continued financial support from its shareholders and to issue equity on terms acceptable to the Company or to generate profitable operations in the future.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant differences between those principles and those that would be applied under U.S. generally accepted accounting principles and requirements promulgated by the Securities and Exchange Commission (collectively U.S. GAAP), as they effect the company are disclosed in note 14.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses incurred during the periods. Actual results could differ from those estimated.

Mineral Properties

The cost of unproven mineral rights and their related direct exploration costs are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production, or written-off if the properties are sold, allowed to lapse or abandoned.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral Properties (continued)

Cost includes any cash consideration and the fair market value of any shares issued on the acquisition of mineral right interests. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. The recorded amounts of property acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its mineral rights on a periodic basis and will recognize impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property. Management’s assessment of the property’s estimated current fair market value is also based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review. Administrative costs are expensed as incurred.

Oil and Gas Properties

Oil and natural gas properties are accounted for using the successful efforts method of accounting. Geological and geophysical costs are expensed in the period in which they are incurred and costs of drilling an unsuccessful well are expensed when it becomes known the well did not result in a discovery of proven reserves or where one year has elapsed since the completion of drilling and efforts to establish proved reserves are not practical. All other costs of exploring and developing proven reserves are capitalized as oil and gas properties.

Oil and gas properties are depleted using the unit-of-production method. Unit-of-production rates are based on proven developed reserves, which are reserves estimated to be recovered from existing facilities using current operating methods. Unproved properties are not subject to depletion.

Oil and gas properties are assessed, at least annually, for impairment to ensure that the carrying value of the property on the balance sheet is recoverable. If a property's carrying value exceeds the sum of undiscounted future cash flows resulting from its use and eventual disposition, its value is impaired. An impairment loss is recognized for the amount by which the carrying value exceeds its recoverable amount. This loss is charged to depletion expense.

Fair value of financial instruments

The Company’s financial instruments consist of current assets and current liabilities the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Share capital

Share capital issued for non-monetary consideration is recorded at its fair market value based on its trading price on the TSX Venture Exchange on the date the agreement to issue the shares was entered into as determined by the Board of Directors of the Company. Costs incurred to issue shares are deducted from share capital.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of amortization

Equipment is recorded and amortized on a declining-balance basis at an annual rate of 55% for computer equipment, 100% for software and 20% for office furniture.

Flow-through shares

The Company may issue securities referred to as flow-through shares, whereby the investor may claim the tax deductions arising from the expenditure of the proceeds. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate), and share capital is reduced. Previously unrecognized tax assets may then offset or eliminate the liability recorded.

Asset Retirement Obligation

The fair value of a liability for an asset retirement obligation is recognized on an undisclosed cash flow basis when a reasonable estimate of the fair value of the obligation can be made. The asset retirement obligation is recorded as a liability with corresponding increases to the carrying amount of the related long –lived asset. Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period to period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation. As at December 31, 2008, the company does not have any asset retirement obligations.

Stock-based compensation

The Company records compensation expense for stock options granted at the time of their vesting using the fair value method which requires that all stock option-based awards made to consultants and employees be recognized in these financial statements.

Consideration received on the exercise of stock options and compensation options and warrants is recorded as share capital. The related contributed surplus originally recognized when the options were granted, is transferred to share capital.

Future income taxes

The Company accounts for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. Such an allowance has been applied to all potential income tax assets of the Company

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Environmental expenditures

The operations of the Company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. The overall future impact of such regulations is neither determinable nor predicable at the present time. The Company’s policy is to meet or, if possible, surpass environmental standards set by relevant legislation by the application of technically proven and economically feasible measures.

Expenditures that relate to ongoing environmental and reclamation programs are charged against operations as incurred or capitalized and amortized depending on their expected future economic benefit. Estimated future removal and site restoration costs will be recognized when the ultimate liability is reasonably determinable, and will be charged against operations over the estimated remaining life of the related business operations, net of expected recoveries.

Loss per common share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The company follows the treasury stock method in the calculation of diluted earnings per share for the current year. Under this method, the weighted average number of common shares included the potential net issuance of common share of “in-the-money” options and warrants assuming the proceeds are used to repurchase common shares at the average market price during the period, if dilutive. The effect of potential issuances of shares under options and warrants would be anti-dilutive if a loss is reported and, therefore basic and diluted loss per share is same for the previous years.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and short term notes and bank deposits with an original maturity of three months or less.

3.	CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2008, the Company prospectively adopted the following new accounting standards and related amendments to other standards on financial instruments issued by the CICA. Accordingly, prior periods have not been restated.

Assessing Going Concern, Section 1400

This section was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern (see Note 1). Adoption of this standard did not have any material effect on the financial statements.

Capital Disclosures, Section 1535

This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for interim and annual periods relating to fiscal years beginning on or after January 1, 2008. The Company has adopted this standard (see note 13).

Financial Instruments – Disclosure, Section 3862

Presentation, Section 3863

These standards replace CICA 3861, Financial Instruments Disclosure and Presentation. They increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel. This standard is effective for the Company for interim and annual periods beginning on or after January 1, 2008. The Company has expanded its disclosures to incorporate the additional requirements (see note 12).

New Accounting Pronouncements

The CICA has issued new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning on or after January 1, 2009. The Company will adopt the requirements on the date specified in each respective section and is considering the impact this will have on the consolidated financial statements.

i.	Goodwill and Intangible Assets – Section 3064

This new standard replaces the former CICA 3062 – Goodwill and establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. The Company does not expect that the adoption of this new Section will have a material impact on its financial statements. This section is effective for interim and annual financial statements for years beginning on or after January 1, 2009.

3.	CHANGES IN ACCOUNTING POLICIES (continued)

	ii.	Business combinations – Section 1582, Consolidated financial statements – Section 1601 and Non-controlling interests – Section 1602

These sections replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non- controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No. 141(R), Business Combinations and No. 160 Non-controlling Interests in Consolidated Financial Statements. Section 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Section 1601 and 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

	iii.	International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4.	SHORT TERM INVESTMENT

On October 31, 2008, the Company subscribed for an unsecured convertible debenture of Desert Gold Ventures Inc. (“Desert Gold”), in the principal amount of $500,000. The debenture carries an interest rate of 10% per annum and matures on April 30, 2009. At any time prior to the maturity date, the Company will be able to convert all or parts of the principal amount and the unpaid interest into units of Desert Gold at a price of $0.50 per unit. Each unit will consist of one common share and one common share purchase warrant. Each warrant will allow the Company to purchase one common share of Desert Gold at a price of $0.60 for a period of 6 months from the date of the issue of such warrants.

The debenture of Desert Gold is classified as short-term investment held-for-trading in accordance to Section 3855 of the CICA Handbook, and has been adjusted to fair value in these financial statements based on the December 31, 2008 estimated fair value of 1,016,666 common shares of Desert Gold ($305,000) and 1,016,666 warrants of that company at a fair value, estimated utilizing the Black-Scholes valuation formula, of $15,000.

5.	EQUIPMENT

				December	December
		December 31,		31,	31,
		2008		2007	2006
	Cost	Accumulated	Net	Net	Net
		Amortization

Furniture and fixtures	$3,414	$1,549	$1,865	$2,305	$2,752
Computer equipment	9,384	5,720	3,664	1,771	2,829
Computer software	738	166	572	-	-
Leasehold improvements	2,522	1,366	1,156	1,577	1,892
	$16,058	$8,801	$7,257	$5,653	$7,473

6.	MINERAL PROPERTY

Moly Project - Atlin, BC

In October 2008, the Company entered into an agreement with TJJ Holdings Inc., whereby TJJ Holdings Inc. agreed to sell to the Company all the interest in the mineral claims. These mineral claims were acquired for $295,612.

The Company owns 22 mineral claims comprising approximately 15,000 acres located near Gladys Lake in the Atlin Mining District, British Columbia.

7.	OIL AND GAS PROPERTY

Alexander Prospect, Alberta

In February 2007, the Company entered into an agreement with Arctos Petroleum Corp.

(“Arctos”) whereby Arctos agreed to sell to the Company an interest in the Alexander property in consideration for $150,000.

The Company holds a 30% working interest in 64 gross hectares (19.2 Net Ha) of rights in this property which includes the producing Ellerslie/Wabamun oil well at 6-7-57-1W5 and a 40% interest in an oil battery at 3-7-57-1W5. The Company is in a non-participation penalty position on both the well and battery and does not currently receive production or fee revenues from these assets.

8.	RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and management represents that they have occurred on a basis consistent with those involving unrelated parties, and accordingly that they are measured at fair value.

	a)	During the year ended December 31, 2008, a company controlled by the President charged the Company $45,000 in management and administrative fees and $45,000 in rental expense (2007 - nil). At December 31, 2008 the Company owes $52,500 for these expenses (2007 - nil).

	b)	During the year ended December 31, 2008, the Company owed $22,441 (2007- $22,441) to the company controlled by the spouse of the Company’s president.

9.	COMMITMENTS

The Company has agreed to pay companies controlled by directors of the Company $10,700 per month for management and administrative services and rental expense through to December 31, 2009.

10.	SHARE CAPITAL

	a)	The authorized share capital of the Company consists of an unlimited number of common shares.

Issued:
	2008		2007		2006
	Number		Number		Number
	of Shares	$	of Shares	$	of Shares	$
Balance, beginning of year	7,293,368	2,216,302	9,216,843	1,830,287	4,216,843	1,174,911
Exercise of warrants	5,250,000	347,188	1,000,000	132,420	-
Private placement	-	-	5,250,000	254,604(b)	5,000,000(a)	655,376
Treasury order	4	-	-	-	-	-
Share Consolidation	-	-	(8,173,475) (c)	-	-	-
Share Subscription
Receivables	-	-	-	(1,009)	-
Balance, end of year	12,543,372	2,563,490	7,293,368	2,216,302	9,216,843	1,830,287

(a) Net of share issue costs of $3,091
(b) Net of share issue costs of $22,441
(c) On July 11, 2007, the Company consolidated its share capital on a 5:1 basis. The loss per share at December 31, 2006 and 2005 has been adjusted to reflect this change.

10	SHARE CAPITAL (continued)

	b)	Stock Options

The Corporation has an incentive stock option plan authorizing the Company to issue incentive stock options to directors, officers, employees and consultants of the Company. No specific vesting terms are required. The option price shall be no less than the fair market value of the Company’s shares on the date of the grant.

The following is a summary of the changes in the Company’s outstanding stock options for 2008, 2007, and 2006.

	2008		2007		2006
		Weighted	Number	Weighted	Number	Weighted
		Average	of	Average	of	Average
	Number	Exercise	Shares	Exercise	Shares	Exercise
	of Shares	Price		Price		Price
		$		$		$

Balance at the beginning of year	-	-	402,333.96		414,000	1.12
Expired/Cancelled/
Consolidated	-	-	(402,333)	.96	(11,667)	1.31
Outstanding at the end of fiscal year.	-	-	-	-	402,333.96

As at December 31, 2008 & 2007 there were no stock options outstanding.

c)	Warrants

The following is a summary of Company’s outstanding warrants as of December 31, 2008.

		Weighted
	Number of	Average Exercise
	Shares	Price
		$
Balance at December 31, 2005	-	-
Granted	5,000,000	0.16
Balance at December 31, 2006	5,000,000	0.16	(1)
Exercised	(1,000,000)	0.16	(1)
Consolidated	(3,200,000)	0.68	(1)
Granted	5,250,000	0.07
Balance at December 31, 2007 (2)	6,050,000	0.67
Exercised	(5,250,000)	0.66
Cancelled/Expired	(800,000)	0.75

Balance at December 31, 2008 (3)	-	-

(1) Adjusted for the 5:1 share consolidation on July 11, 2007.
(2) At December 31, 2007 the weighted average remaining life of warrants outstanding is 1.42 years.
(3) As at December 31, 2008 there were no warrants outstanding.

11.	INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	2008	2007
	$	$
Net loss before income taxes	(305,762)	(23,333)

Expected income tax recovery	(94,786)	(6,066)

Net adjustment for deductible, and non-deductible amounts	56,989	1,364

Changes in valuation allowance	37,797	7,430
Total income taxes	-	-

The significant components of the Company’s future income tax assets are as follows:

	2008	2007
	$	$
Future Income tax assets:

Equipment tax pool in excess of carrying value	10,440	1,973
Non-capital loss carry forwards and share issue costs	233,078	197,046
Oil & gas and mineral properties	(7,800)	-
Investments taxable temporary difference	48,967	-
	284,685	199,019
Valuation allowance	(284,685)	(199,019)
Net future tax assets	-	-

The Company has accumulated non-capital losses of $879,795

Year of expiry	$

2010	183,120
2014	275,873
2015	159,848
2026	110,450
2027	28,576
2028	121,928
879,795

Subject to certain restrictions the Company also has equipment and resource expenditures of approximately $463,026 (2007 – $163,243) available to reduce taxable income in future years. The Company has not recognized any future benefits for these amounts, as it not considered likely that they will be utilized.

12.	ACCOUNTING FOR FINANCIAL INSTRUMENTS

	(b)	Fair values

The Company’s financial instruments include cash and cash equivalents, accounts receivable, short-term investments, accounts payables and accrued liabilities, and due to related parties. The fair value of these financial instruments equals their carrying value, due to the short-term nature of these instruments. All financial instruments are classified as “held for trading” for accounting purposes.

	(a)	Currency risk

The Company’s US currency transactions make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company attempts not invest in foreign currency contracts and or transactions to mitigate the risks.

	(b)	Credit risk

The Company’s cash is held in large Canadian financial institutions and short-term investments are held in Canadian publically traded company. Short-term investments are composed of unsecured convertible debenture issued by the Canadian publically traded company. The investment matures over the current operating period. The Company’s accounts receivable consists primarily of goods and services tax due from the federal government of Canada.

	(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. Accounts payable and accrued liabilities are due within the current operating period.

	(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments is limited because these investments, although available for sale, are withdrawn with interest as needed.

13.	MANAGEMENT OF CAPITAL RISK

The Company manages its cash and cash equivalents, common shares, stock options and warrants as capital (see Note 10). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities 365 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources to be sufficient to carry its exploration plans and operations through 2009.

14.	DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP. Material variations in the accounting principles, practices and methods used in preparing theses financial statements from principles, practices and methods accepted in the United States (“U.S. GAAP”), and that impact financial statement line items, are described below.

Mineral property interests and deferred exploration costs

Under Canadian GAAP, costs to acquire property rights and related exploration costs incurred on those properties may be deferred and subsequently carried at cost prior to the Company having obtained the necessary data to complete a positive feasibility study, including the preparation of a cash flow projection in respect to the recoverability of those cost. Accordingly, while the Company’s projects remain at a pre-feasibility stage of development, management has elected under Canadian GAAP to defer all costs incurred on them until a property is abandoned, sold, or upon management determining there to be an impairment in value. Under U.S GAAP, prior to the point in time that a positive feasibility report has been completed in respect to a property, such costs must be expensed as incurred.

14.	DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

		2008	2007	2006
a)	Assets
	Unproven mineral rights costs
	Unproven mineral rights costs under Canadian GAAP	295,612	-	-
	Less unproven mineral rights costs	(295,612)	-	-
	Unproven mineral rights costs under U.S.
	GAAP	-	-	-

b)	Operations
	Net loss under Canadian GAAP	(305,762)	(23,333)	(109,763)
	Unproven mineral rights costs expensed under U.S. GAAP	(295,612)	-	-
	Net loss under U.S. GAAP	(601,374)	(23,333)	(109,763)

c)	Deficit
	Closing deficit under Canadian GAAP	(2,418,656)	(2,112,894)	(2,089,561)
	Adjustment to deficit for accumulated unproven mineral rights expensed under U.S. GAAP	(295,612)	-	-
	Closing deficit under U.S. GAAP	(2,714,268)	(2,112,894)	(2,089,561)

d)	Cash Flows - Operating Activities
	Cash applied to operations under Canadian GAAP	(212,623)	(29,590)	(95,040)
	Add net loss following Canadian GAAP	305,762	23,333	109,763
	Less net loss under U.S. GAAP	(601,374)	(23,333)	(109,763)
	Cash applied to operations under U.S. GAAP	(508,235)	(29,590)	(95,040

e)	Cash Flows - Investing Activities
	Cash applied under Canadian GAAP	(799,782)	(150,000)	(2,841)
	Add unproven mineral right costs expensed under U.S. GAAP	295,612	-	-
	Cash applied under U.S. GAAP	(504,170)	(150,000)	(2,841)

	Net loss for the year under U.S. GAAP	(601,374)	(23,333)	(109,763)
	Weighted average number of shares outstanding	8,702,960	4,188,847	1,843,368
	Basic and fully diluted loss per share under U.S. GAAP	(0.07)	(0.01)	(0.06)

15.	SUBSEQUENT EVENTS

	a)	On March 2, 2009 the Company entered into subscription agreement with purchasers whereby the Company will issue a total of up to 3,750,000 units, each unit will be comprised of one common share of the company and one share purchase warrant at a price of US$0.10 per unit for gross proceeds of US$375,000. Each warrant entitles the holder thereof upon due exercise to acquire one additional commons shares of the Company for a period of 2 year from closing at an exercise price of US$0.13 per share.

	b)	On April 9, 2009, in accordance with terms of the Stock Option Plan, the Company granted 1,250,000 stock options, which are exercisable at the price of US$0.15 per share, for period of 5 years.

	c)	Company is trading in Canadian currency as of April 27, 2009.